File No. 812-13515

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SECOND AMENDED AND RESTATED
APPLICATION FOR AN ORDER OF EXEMPTION
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM
SECTIONS 9(a), 13(a), 15(a) AND 15(b) OF THE ACT AND RULES 6e-2 AND 6e-3(T)
THEREUNDER

MAINSTAY VP SERIES FUND, INC.
NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Communications, Notice and Order to:

Marguerite E. H. Morrison
New York Life Investment Management LLC
51 Madison Avenue
New York, New York 10010

Questions and Copy of Communications, Notice and Order to:

Christopher E. Palmer
Andrew B. Kales
Goodwin Procter LLP
901 New York Avenue, NW
Washington, D.C. 20001

February 12, 2009

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
MAINSTAY VP SERIES FUND, INC.	)	SECOND AMENDED AND
	)	RESTATED
51 Madison Avenue	)	APPLICATION FOR AN
New York, New York 10010)		ORDER OF EXEMPTION
	)	PURSUANT TO SECTION
	)	6(c) OF THE INVESTMENT
NEW YORK LIFE INVESTMENT	)	COMPANY ACT OF 1940
MANAGEMENT LLC	)	FROM SECTIONS 9(a), 13(a)
	)	15(a) AND 15(b) OF THE ACT
51 Madison Avenue	)	AND RULES 6e-2 AND 6e-3(T)
New York, New York 10010)		THEREUNDER
)
)
Investment Company Act of 1940)
File No. 812-13515)

MainStay VP Series Fund, Inc. (the “Fund”) and New York Life Investment Management LLC (“NYLIM”) (together, the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting each life insurance company separate account supporting variable life insurance contracts (“VLI Accounts”) (and its insurance company depositor) that may invest in shares of the Fund or a “future fund” as defined below, from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(l5) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)(b)(15)) thereunder to the extent necessary to permit such VLI Accounts to hold shares of the Fund or a future fund when one or more of the following other types of investors also hold shares of the Fund or a future fund: (1) life insurance company separate accounts supporting variable annuity contracts (“VA Accounts”), whether or not the life insurance company is an affiliated person of the insurance company depositor of any VLI Account, (2) VLI Accounts supporting scheduled or flexible premium variable life insurance contracts, whether or not the life insurance company is an affiliated person of the insurance company depositor of any other VLI Account, (3) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts, (4) the Fund’s investment adviser or future fund’s investment adviser (or an affiliated person of the investment adviser), or (5) group qualified pension plans and group qualified retirement plans (“Plans”) in accordance with Section 817(h) of the Internal Revenue Code (the “Code”) and the U.S. Treasury regulations and Internal Revenue Service guidance thereunder, as described in more detail below, outside the separate account context.
As used herein, a “future fund” is any investment company (or investment portfolio or series thereof), other than the Fund, shares of which are sold to VLI Accounts and to which NYLIM or its affiliates may in the future serve as investment adviser, investment subadviser, investment manager, administrator, principal underwriter or sponsor. Investment portfolios or series of the Fund or any future fund are referred to herein as “Insurance Funds.”

I.	GENERAL DESCRIPTION OF THE APPLICANTS,
THE VLI ACCOUNTS AND THE PLANS

A.	MainStay VP Series Fund, Inc.
The Fund was formed as a Maryland corporation on June 3, 1983.  The Fund was formerly known as the New York Life MFA Series Fund, Inc.  On August 22, 1996, the Fund’s name changed to its present form.  The Fund is registered under the Act as an open-end management investment company (Reg. File No. 811-03833-01).1
The Fund is a series investment company as defined by Rule 18f-2 under the Act and is currently comprised of twenty-four series (“Portfolios”):  (1) MainStay VP Balanced Portfolio,

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1 Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.

(2) MainStay VP Bond Portfolio, (3) MainStay VP Capital Appreciation Portfolio, (4) MainStay VP Cash Management Portfolio, (5) MainStay VP Common Stock Portfolio, (6) MainStay VP Conservative Allocation Portfolio, (7) MainStay VP Convertible Portfolio, (8) MainStay VP Developing Growth Portfolio, (9) MainStay VP Floating Rate Portfolio, (10) MainStay VP Government Portfolio, (11) MainStay VP Growth Allocation Portfolio, (12) MainStay VP High Yield Corporate Bond Portfolio, (13) MainStay VP ICAP Select Equity Portfolio, (14) MainStay VP International Equity Portfolio, (15) MainStay VP Large Cap Growth Portfolio, (16) MainStay VP Mid Cap Core Portfolio, (17) MainStay VP Mid Cap Growth Portfolio, (18) MainStay VP Mid Cap Value Portfolio, (19) MainStay VP Moderate Allocation Portfolio, (20) MainStay VP Moderate Growth Allocation Portfolio, (21) MainStay VP S&P 500 Index Portfolio, (22) MainStay VP Small Cap Growth Portfolio, (23) MainStay VP Total Return Portfolio, and (24) MainStay VP Value Portfolio.  The Fund issues a separate series of shares of beneficial interest for each Portfolio and has filed a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-1A (Reg. File No. 002-86082)2 to register such shares.  The Fund may establish additional Portfolios in the future and additional classes of shares for such Portfolios.
The Fund currently sells its shares to both VLI Accounts and VA Accounts of affiliated life insurance companies in reliance on an order from the Commission.3  Applicants seek relief through this application so that the Fund and future funds may offer each series of their shares to:
•	VLI Accounts and VA Accounts of both affiliated and unaffiliated life insurance companies;
•	Insurance company depositors of VLI Accounts and/or VA Accounts investing in one or more Insurance Funds through their general accounts;

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2 Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.

3 See New York Life MFA Series Fund, Inc., Inv. Co. Act Rel. No. 19010 (Oct. 8, 1992) (notice); Inv. Co. Act. Rel. No. 19069 (Oct. 30, 1992) (order).

•	NYLIM and any other investment advisers to one or more Insurance Funds (or their affiliates); and
•	Plans.
The VLI Accounts, VA Accounts, insurance companies, Plans, and NYLIM are described below.
B.	The VLI Accounts and VA Accounts
Each VLI Account and VA Account is or will be established as a segregated asset account by New York Life Insurance and Annuity Corporation (“New York Life”), an insurance company affiliated with New York Life, or a life insurance company not affiliated with New York Life (New York Life, life insurance companies affiliated with New York Life, and life insurance companies not affiliated with New York Life are each referred to as a “Participating Insurance Company” and collectively as the “Participating Insurance Companies”).  Participating Insurance Company pursuant to the insurance law of the insurance company’s state of domicile. As such, the assets of each will be the property of the Participating Insurance Company, and that portion of the assets of such an Account equal to the reserves and other contract liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business that the insurance company may conduct. The income, gains and losses, realized or unrealized from such an Account’s assets will be credited to or charged against the Account without regard to other income, gains or losses of the Participating Insurance Company. If a VLI Account or VA Account is registered as an investment company, it will be a “separate account” as defined by Rule 0-1(e) (or any successor rule) under the Act and will be registered as a unit investment trust.4 For purposes of the Act, the life insurance company that establishes such a registered VLI Account or VA Account is the depositor and sponsor of the

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4 VLI Accounts and VA Accounts often are not registered as investment companies in reliance upon the exclusions from the definition of an investment company in Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the Act. Likewise, interests in such unregistered separate accounts issued in the form of variable life insurance contracts or variable annuity contracts are usually sold in reliance upon the exemption from the registration requirements of the 1933 Act contained in Section 3(a)(2) or 4(2) of that Act.

Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.
C.	The Participating Insurance Companies
Currently, the Fund sells its shares only to separate accounts of New York Life, a wholly-owned subsidiary of New York Life Insurance Company.  New York Life is an affiliated person of NYLIM and the Fund.  Currently, the Fund sells its shares to the following VLI Accounts and VA Accounts of New York Life: NYLIAC Variable Annuity Separate Account-I;5 NYLIAC Variable Annuity Separate Account-II;6 NYLIAC Variable Annuity Separate Account-III;7 NYLIAC Variable Annuity Separate Account-IV;8 NYLIAC MFA Separate Account-I;9 NYLIAC MFA Separate Account-II;10 NYLIAC Variable Universal Life Separate Account-I;11 NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I;12 and New York Life Insurance and Annuity Corporation VLI Separate Account.13  In the future, an Insurance Fund may sell its shares to additional separate accounts of New York Life and/or separate accounts of other Participating Insurance Companies.
D.	New York Life Investment Management LLC
NYLIM serves as the investment adviser to the Fund and each of its Portfolios. NYLIM is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940. NYLIM is a subsidiary of New York Life. Under the supervision of the Fund’s

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[5]	File No. 811-07280/033-53342.

[6]	File No. 811-07282/033-53344.

[7]	File No. 811-08904/333-80535; 033-87382; 333-30706; 333-81530.

[8]	File No. 811-21397/333-106806; 333-130068.

[9]	File No. 811-03831/002-86803.

[10]	File No. 811-03830/002-86084.

[11]	File No. 811-07798)/033-64410; 333-79309; 333-39157; 333-47728; 333-57210; 333-102674.

[12]	File No. 811-07697/333-07617; 333-48300.

[13]	File No. 811-03833/002-89947.

board of directors, NYLIM is responsible for all investment decisions for the Portfolios. Subject to approval of the Fund’s board of directors, NYLIM may delegate certain advisory functions, including securities selection, to one or more subadvisers.

II.	PROPOSED SALE OF SHARES
A.	Sale of Fund (and Future Fund) Shares to VLI Accounts and VA Accounts
The Fund proposes to offer and sell its shares (and a future fund would offer and sell its shares) to VLI Accounts and VA Accounts (together, “Accounts”) of various Participating Insurance Companies as an investment medium to support variable life insurance contracts (“VLI Contracts”) and variable annuity contracts (“VA Contracts”) (together, “Variable Contracts”) issued through such Accounts. As described more fully below, the Fund (or a future fund) will only sell its shares to registered VLI Accounts and registered VA Accounts if each Participating Insurance Company sponsoring such a VLI Account or VA Account enters into a participation agreement with the Fund (or a future fund). The participation agreements will define the relationship between the Fund (or a future fund) and a Participating Insurance Company and will memorialize, among other matters, the fact that, except where the agreement specifically provides otherwise, the Participating Insurance Company will remain responsible for establishing and maintaining any VLI Account or VA Account covered by the agreement and for complying with all applicable requirements of state and federal law pertaining to such Accounts and to the sale and distribution of Variable Contracts issued through such Accounts. The participation agreements also will memorialize, among other matters, the fact that, unless the agreement specifically states otherwise, the Fund (or a future fund) will remain responsible for establishing and maintaining any Insurance Fund covered by the agreement, for complying with all applicable requirements of state and federal law pertaining to such Insurance Funds and to the offer and sale of its shares to VLI Accounts and VA Accounts covered by the agreement, and for compliance with the conditions stated in this application.

The use of a common management investment company (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that are affiliated persons of each other, is referred to herein as “mixed funding.” The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or VA Accounts of two or more Participating Insurance Companies that are not affiliated persons of each other, is referred to herein as “shared funding.”
B.	Sale of Fund (and Future Fund) Shares to the Plans, Investment Advisers and General Accounts
The Fund (or a future fund) may sell its shares directly to the Plans (i.e., not to VLI Accounts or VA Accounts supporting Variable Contracts issued to Plans). As described below, federal tax law permits investment companies such as the Insurance Funds to increase their net assets by selling shares to Plans.
Section 817(h) of the Code imposes certain diversification standards on the assets underlying Variable Contracts, such as those in each Insurance Fund. The Code provides that Variable Contracts will not be treated as annuity contracts or life insurance contracts, as the case may be, for any period (or any subsequent period) for which the underlying assets are not, in accordance with regulations issued by the Treasury Department, adequately diversified. On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) that established diversification requirements for Variable Contracts, which require the separate accounts upon which these Contracts are based to be diversified as provided in the Treasury Regulations. In the case of separate accounts that invest in underlying investment companies, the Treasury Regulations provide a “look through” rule that permits the separate account to look to the underlying investment company for purposes of meeting the diversification requirements, provided that the beneficial interests in the investment company are held only by the segregated asset accounts of one or more insurance companies. However, the

Treasury Regulations also contain certain exceptions to this requirement, one of which permits shares in an investment company to be held by a Plan without adversely affecting the ability of shares in the same investment company to also be held by separate accounts funding Variable Contracts (Treas. Reg. Section 1.817-5(f)(3)(iii)). Another exception allows the investment adviser of the investment company (and certain companies related to the investment adviser) to hold shares of the investment company.
Plans may invest in shares of an investment company as the sole investment under the Plan, or as one of several investments. Plan participants may or may not be given an investment choice depending on the terms of the Plan itself. The trustees or other fiduciaries of a Plan may vote investment company shares held by the Plan in their own discretion or, if the applicable Plan so provides, vote such shares in accordance with instructions from participants in such Plans. Applicants have no control over whether trustees or other fiduciaries of Plans, rather than participants in the Plans, have the right to vote under any particular Plan. Each Plan must be administered in accordance with the terms of the Plan and as determined by its trustees or other fiduciaries.  To the extent permitted under applicable law, NYLIM or an affiliated person of NYLIM may act as investment adviser or trustee to Plans that purchase shares of any Insurance Fund.
Applicants propose that any Insurance Fund also be permitted to sell shares to its investment adviser or an affiliate.  The Treasury Regulations permit such sales as long as the return on shares held by the adviser or affiliate is computed in the same manner as shares held by VLI Accounts and VA Accounts, the adviser or affiliate does not intend to sell the shares to the public, and sales to an adviser or affiliate are only made in connection with the creation of the Insurance Fund.
Applicants propose that any Insurance Fund also be permitted to sell shares to the general account of a Participating Insurance Company. The Treasury Regulations also permit such sales as long as the return on shares held by general accounts are computed in the same manner as shares held by VLI Accounts and VA Accounts, and the Participating Insurance Company does not intend to sell the shares to the public.
The promulgation of Rules 6e-2(b)(15) and 6e-3(T)(b)(15) preceded the issuance of the Treasury Regulations permitting the shares of Insurance Funds to be held by a Plan, an adviser for the Fund, or the general account of a Participating Insurance Company without adversely affecting the ability of the VLI Account to also hold shares.
The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts, VA Accounts, Plans, investment advisers and general accounts of Participating Insurance Companies is referred to herein as “extended mixed funding.”

III.	EXEMPTIONS REQUESTED
A.	Statutory Restrictions
Section 9(a)(2) of the Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the Act. Sections 13(a), 15(a), and 15(b) of the Act have been deemed by the Commission to require “pass-through” voting with respect to an underlying investment company’s shares.
B.	Rule 6e-2
Rule 6e-2(b)(15) under the Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts supporting scheduled premium VLI Contracts and to their life insurance company depositors.14 The exemptions granted by the Rule are available, however, only where an Insurance Fund offers its shares exclusively to VLI Accounts of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the

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14 Rule 6e-2(b)(15) also provides these exemptions to the principal underwriter of the scheduled premium VLI Contracts issued through the applicable VLI Account.

same Participating Insurance Company and then, only where scheduled premium VLI Contracts are issued through such VLI Accounts.15 Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-2(b)(15) if shares of the Insurance Fund are held by a VLI Account through which flexible premium VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, an unaffiliated investment adviser, any VA Account or a Plan. In other words, Rule 6e-2(b)(15) does not permit a scheduled premium VLI Account to invest in shares of a management investment company that serves as a vehicle for mixed funding, extended mixed funding or shared funding.
Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act, and Rule 6e-2(b)(15) thereunder, to the extent necessary to permit a scheduled premium VLI Account to hold shares of Insurance Funds when one or more of the following types of investors also hold shares of the Insurance Funds:  (1) VA Accounts, (2) VLI Accounts supporting flexible premium VLI Contracts, (3) VA Accounts or VLI Accounts of Participating Insurance Companies that are not affiliated persons of the depositor of the scheduled premium VLI Account, (4) general accounts of Participating Insurance Companies, (5) investment advisers (or affiliated persons of an investment adviser) of an Insurance Fund, or (6) Plans.
C.	Rule 6e-3(T)(b)(15)
Rule 6e-3(T)(b)(15) under the Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts supporting flexible premium variable life insurance contracts and their life insurance company depositors.16 The exemptions granted by the Rule are

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15 The staff of the Commission has taken a no-action position permitting an affiliate of the insurance company to invest seed money in the fund.  See Metropolitan Tower Life Ins. Co. et al., SEC No-Action Letter (June 13, 1983).

16 Rule 6e-3(T)(b)(15) also provides these exemptions to the principal underwriter of the flexible premium VLI Contracts issued through the applicable VLI Account.

available, however, only where an Insurance Fund offers its shares exclusively to VLI Accounts (through which either scheduled premium or flexible premium VLI Contracts are issued) of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company, VA Accounts of the same Participating Insurance Company or of affiliated Participating Insurance Companies, or the general account of the same Participating Insurance Company or of affiliated Participating Insurance Companies. Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-3(T)(b)(15) if shares of the Insurance Fund are held by a VLI Account of an unaffiliated Participating Insurance Company, a VA Account of an unaffiliated Participating Insurance Company, the general account of an unaffiliated Participating Insurance Company, an unaffiliated investment adviser, or a Plan. In other words, Rule 6e-3(T)(b)(15) permits VLI Accounts supporting flexible premium VLI Contracts to invest in shares of a management investment company that serves as a vehicle for mixed funding but does not permit such a VLI Account to invest in shares of a management investment company that serves as a vehicle for extended mixed funding or shared funding.
Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rule 6e-3(T)(b)(15) (and any comparable permanent rule) thereunder, to the extent necessary to permit a flexible premium VLI Account to hold shares of Insurance Funds when one or more of the following types of investors also hold shares of the Insurance Funds:  (1) VA Accounts or VLI Accounts of Participating Insurance Companies that are not affiliated persons of the depositor of the flexible premium VLI Account, (2) general accounts of Participating Insurance Companies, (3) investment advisers (or affiliated persons of an investment adviser) of an Insurance Fund, or (4) Plans.

D.	Effect of Sale of Insurance Funds’ Shares to Eligible 817(h) Purchasers
As explained below, Applicants maintain that there is no public policy reason why VLI Accounts and their Participating Insurance Company depositors (or principal underwriters) should not be able to rely on the exemptions provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) just because shares of Insurance Funds held by the VLI Accounts are also held by a Fund’s investment adviser (or affiliated person), the general account of the Participating Insurance Company (or another Participating Insurance Company), or a Plan (“Eligible 817(h) Purchasers”).17 Rather, Applicants assert that the proposed sale of Insurance Fund shares to Plans may allow for the development of larger pools of assets, resulting in the potential for greater investment and diversification opportunities and decreased expenses at higher asset levels. Similarly, Applicants believe that the proposed sale of Insurance Fund shares to investment advisers (or their affiliates) and to general accounts of Participating Insurance Companies may result in the creation of more Insurance Funds as investment options for certain VA Contracts and VLI Contracts than would otherwise be the case.
Applicants understand that the reason the Commission did not grant more extensive relief in the area of mixed and shared funding when it adopted Rule 6e-3(T) is because of the Commission’s uncertainty in this area with respect to issues such as conflicts of interest. Applicants believe, however, that the Commission’s concern in this area is not warranted here. For the reasons explained below, Applicants have concluded that investment by Eligible 817(h) Purchasers in the Insurance Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

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17 In this regard, Applicants note that the adoption of Treasury Regulation 1.817-5 followed by three years and two years, respectively, the adoption of the most recent revisions to Rules 6e-2(b)(15) and 6e-3(T)(b)(15). Thus, at the time that the Commission most recently considered Rules 6e-2(b)(15) and 6e-3(T)(b)(15), sale of Insurance Fund shares to both VLI Accounts and Plans was not contemplated.

E.     Class Relief
Consistent with the Commission’s authority under Section 6(c) of the 1940 Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class of parties consisting of VLI Accounts, their Participating Insurance Company depositors and their principal underwriters. There is ample precedent, in a variety of contexts, for the Commission to grant exemptions to a carefully defined class of persons or parties where the specific identities of all such persons or parties cannot be ascertained at the time an application for the exemptions is filed. Likewise, there is ample precedent for parties not seeking to rely on the exemptions to apply for such exemptions in order to further their reasonable business purposes.
In the context of mixed funding, extended mixed funding and shared funding, the Commission has granted numerous orders of exemption covering a class composed of registered VLI Accounts, their insurance company depositors and principal underwriters.18 The order sought in this Application is largely identical to these precedents with respect to the scope of the exemptions and the conditions proposed by the Applicants. Applicants believe that the same policies and considerations that led the Commission to grant such exemptions to other similarly situated applicants are present here.

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18 See, e.g., Financial Investors Variable Insurance Trust et al., Inv. Co. Act Rel. No. 27965 (Sept. 4, 2007) (notice), Inv. Co. Act. Rel. No. 27999 (Sept. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act. Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust et al., Inv. Co. Act. Rel. No. 27886 (July 16, 2007) (notice), Inv Co. Act. Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc. et al., Inv. Co. Act. Rel. No. 27852 (June 18, 2007) (notice), Inv Co. Act. Rel. No. 27887 (July 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 22, 2006) (notice), Inv. Co. Act Rel. No. 27422 (July 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); Hartford Capital Appreciation HLS Fund, Inc., et al., Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

IV.	GROUNDS FOR RELIEF
Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
A.	Disqualification
Section 9(a)(3) of the Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management of the underlying investment company.
The relief provided by Rules 6e-2(b)(15)(i) and 6e-3(T)(b)(15)(i) permits a person that is disqualified under Sections 9(a)(1) or (2) of the Act to serve as an officer, director, or employee of the life insurance company, or any of its affiliates, as long as that person does not participate directly in the management or administration of the underlying investment company. The relief provided by Rules 6e-2(b)(15)(ii) and 6e-3(T)(b)(15)(ii) under the Act permits the life insurance company to serve as the underlying investment company’s investment adviser or principal underwriter, provided that none of the insurer’s personnel who are ineligible pursuant to Section 9(a) participates in the management or administration of the investment company.
In effect, the partial relief granted in Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act from the requirements of Section 9 of the Act limits the amount of monitoring necessary to ensure compliance with Section 9 to that which is appropriate in light of the policy and purposes of Section 9. Those rules recognize that it is not necessary for the protection of investors or the purposes fairly intended by the policy and provisions of the Act to apply the provisions of Section 9(a) to all individuals in a large insurance complex, most of whom will have no involvement in matters pertaining to investment companies in that organization. Applicants assert that it is also unnecessary to apply Section 9(a) of the Act to the many individuals in various unaffiliated insurance companies (or affiliated companies of Participating Insurance Companies) that may utilize the Insurance Funds as investment vehicles for VLI Accounts and VA Accounts. There is no regulatory purpose served in extending the monitoring requirements to embrace a full application of Section 9(a) eligibility restrictions because of mixed funding, extended mixed funding or shared funding. The Participating Insurance Companies and Plans are not expected to play any role in the management of the Insurance Funds. Those individuals who participate in the management of the Insurance Funds will remain the same regardless of which VA Accounts, VLI Accounts, Plans or other Eligible 817(h) Purchasers invest in the Insurance Funds. Applying the monitoring requirements of Section 9(a) of the Act because of investment by VLI Accounts would be unjustified and would not serve any regulatory purpose. Furthermore, the increased monitoring costs could reduce the net rates of return realized by owners of VLI Contracts and Plan participants.
B.	Pass-Through Voting
Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding and shared funding are observed. Rules 6e-2(b)(15)(iii)(A)

and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)).
Rules 6e-2(b)(l5)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance company may disregard the voting instructions of owners of its variable life insurance contracts if such owners initiate any change in an underlying investment company’s investment policies, principal underwriter or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rules 6e-2 and 6e-3(T)).
In the case of a change in the investment policies of the underlying investment company, the insurance company, in order to disregard contract owner voting instructions, must make a good faith determination that such a change either would: (1) violate state law, or (2) result in investments that either (a) would not be consistent with the investment objectives of its separate account, or (b) would vary from the general quality and nature of investments and investment techniques used by other separate accounts of the company, or of an affiliated life insurance company with similar investment objectives.19
Both Rule 6e-2 and Rule 6e-3(T) generally recognize that a variable life insurance contract is primarily a life insurance contract containing many important elements unique to life insurance contracts and subject to extensive state insurance regulation. In adopting subparagraph (b)(15)(iii) of these Rules, the Commission implicitly recognized that state insurance regulators have authority,

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19 See Rule 6e-2(b)(5)(ii) and Rule 6e-3(T)(b)(5)(ii).

pursuant to state insurance laws or regulations, to disapprove or require changes in investment policies, investment advisers, or principal underwriters.20
The sale of Insurance Fund shares to Plans will not have any impact on the provisions of Rules 6e-2 and 6e-3(T) relating to pass-through voting and an insurance company’s ability to disregard voting instructions in certain circumstances.  Shares sold to Plans will be held by such Plans, not insurance companies. The exercise of voting rights by Plans, whether by trustees, other fiduciaries, participants, beneficiaries, or investment managers engaged by the Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Plans, which are not registered as investment companies under the 1940 Act, there is no requirement to pass through voting rights to Plan participants. Indeed, to the contrary, applicable law expressly reserves voting rights associated with Plan assets to certain specified persons. For example, for many Plans, under Section 403(a) of the Employee Retirement Income Security Act of 1974 (“ERISA”), shares of a portfolio of an investment company sold to a Plan must be held by the trust(s) funding the Plan. Section 403(a) also provides that the trustee(s) of such trusts must have exclusive authority and discretion to manage and control the Plan, with two exceptions: (1) when the Plan expressly provides that the trustee(s) are subject to the direction of a named fiduciary who is not a

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20 The Commission also expressly recognized that state insurance regulators have authority to require an insurance company to draw from its general account to cover the costs imposed upon it by a change approved by variable contract owners over the insurance company’s objection. Inv. Co. Act Rel. No. 8000 (Sept. 20, 1973) (proposing to amend Rule 3c-4). The Commission, therefore, considered such exemptions necessary “to assure the solvency of the life insurer and performance of its contractual obligations by enabling an insurance regulatory authority or the life insurer to act when certain proposals reasonably could be expected to increase the risks undertaken by the life insurer.” Inv. Co. Act Rel. No. 9104 (Dec. 30, 1975) (proposing Rule 6e-2). The Commission referred to the same rationale in granting an exemption that formed the basis for Rule 6e-2. See Equitable Variable Life Insurance Company et al., Inv. Co. Act Rel. No. 8888 (Aug. 13, 1975) (Notice), Inv. Co. Act Rel. No. 8992 (Oct. 16, 1975) (Order). In the this respect, flexible premium variable life insurance contracts are very similar to scheduled premium variable life insurance contracts and therefore the corresponding provisions of Rule 6e-3(T) undoubtedly were adopted in recognition of the same factors.

trustee, in which case the trustee(s) are subject to proper directions made in accordance with the terms of the Plan and not contrary to ERISA, and (2) when the authority to manage, acquire, or dispose of assets of the Plan is delegated to one or more investment managers pursuant to Section 402(c)(3) of ERISA. For such Plans, unless one of the above two exceptions stated in Section 403(a) applies, Plan trustees have the exclusive authority and responsibility for voting investment company shares (or related proxies) held by their Plan.
If a named fiduciary to a Plan appoints an investment manager, the investment manager has the responsibility to vote the shares held, unless the right to vote such shares is reserved to the trustee(s) or another named fiduciary. The Plans may have their trustee(s) or other fiduciaries exercise voting rights attributable to investment securities held by the Plans in their discretion. Some Plans, however, may provide for the trustee(s), an investment adviser (or advisers), or another named fiduciary to exercise voting rights in accordance with instructions from Plan participants.
Where a Plan does not provide participants with the right to give voting instructions, Applicants do not see any potential for material irreconcilable conflicts of interest between or among the Variable Contract owners and Plan participants with respect to voting of the respective Insurance Fund shares. Accordingly, unlike the circumstances surrounding VLI Accounts and VA Accounts, because Plans are not required to pass through voting rights to participants, the issue of resolution of material irreconcilable conflicts of interest should not arise with respect to voting Insurance Fund shares.
In addition, if a Plan were to hold a controlling interest in an Insurance Fund, Applicants do not believe that such control would disadvantage other investors in such Insurance Fund to any greater extent than is the case when any institutional shareholder holds a majority of the shares of any open-end management investment company. In this regard, Applicants submit that investment in an Insurance Fund by a Plan will not create any of the voting complications occasioned by VLI Account investments in the Fund. Unlike VLI Account investments, Plan voting rights cannot be frustrated by veto rights of Participating Insurance Companies or state insurance regulators.
Where a Plan provides participants with the right to instruct the trustee(s) as to how to vote Insurance Fund shares, Applicants see no reason why such participants generally or those in a particular Plan, either as a single group or in combination with participants in other Plans, would vote in a manner that would disadvantage VLI Contract owners. The purchase of shares by Plans that provide voting rights does not present any complications not otherwise occasioned by mixed or shared funding.
Similarly, an investment adviser to an Insurance Fund (or its affiliates) and the general accounts of Participating Insurance Companies are not subject to any pass-through voting requirements. Accordingly, unlike the circumstances surrounding VLI Account and VA Account investments in Insurance Fund shares, investment in such shares by Eligible 817(h) Purchasers should not raise issues of resolution of material irreconcilable conflicts of interest with respect to voting.
C.	Lack of Conflicts
1.	Mixed and Shared Funding
Applicants recognize that the Commission’s primary concern with respect to mixed funding, extended mixed funding and shared funding issues is the potential for irreconcilable conflicts between the interests of owners of variable life insurance contracts and those of other investors in an open end investment company serving as an investment vehicle for such contracts. The prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors. When Rule 6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose shares were also offered to the general public. Therefore, the Commission staff may have been concerned with the potentially different investment motivations of public shareholders and owners of variable life insurance contracts. There also may have been some concern with respect to the problems of permitting a state insurance regulatory authority to affect the operations of a publicly available mutual fund and the investment decisions of public shareholders. For reasons unrelated to the 1940 Act, however, Revenue Ruling 81-225 (Sept. 25, 1981) effectively deprived variable annuity contracts funded by publicly available mutual funds of their tax-benefited status. The Tax Reform Act of 1984 codified the prohibition against the use of publicly available mutual funds as an investment vehicle for both variable annuity contracts and variable life insurance contracts. In particular, Section 817(h) of the Code, in effect, requires that the investments made by both variable annuity and variable life insurance separate accounts be “adequately diversified.” If such a separate account is organized as part of a “two-tiered” arrangement where the account invests in shares of an underlying open-end investment company (i.e., an underlying fund), the diversification test will be applied to the underlying fund (or to each of several underlying funds), rather than to the separate account itself, but only if “all of the beneficial interests” in the underlying fund “are held by one or more insurance companies (or affiliated companies) in their general account or in segregated asset accounts.” Accordingly, a separate account that invests in a publicly available mutual fund will not be adequately diversified for these purposes. As a result, any underlying fund, including any Insurance Fund that sells shares to VA Accounts or VLI Accounts, would, in effect, be precluded from also selling its shares to the public. Consequently, the Insurance Funds may not sell their shares to the public.
The rights of an insurance company or a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding. The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the “NAIC Model Regulation”) suggests that it is unlikely that insurance regulators would find an underlying fund’s investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.21 The NAIC Model Regulation has long permitted the use of a single underlying fund for different separate accounts.22 Moreover, the NAIC Model Regulation does not distinguish between scheduled premium and flexible premium variable life insurance contracts.23 The NAIC Model Regulation, therefore, reflects the NAIC’s apparent confidence that such combined funding is appropriate and that state insurance regulators can adequately protect the interests of owners of all variable contracts.
Shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states. A particular state insurance regulator could require action that is inconsistent with the requirements of other states in which the insurance company offers its contracts. However, the fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem.
Shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit. Affiliated insurers may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. In any event, the conditions set forth below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator’s decision conflicts with the majority of other state regulators, then the affected Participating Insurance

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21 For example, in 1983 the NAIC Model Regulation was amended to remove a previous requirement that variable annuity contracts could not be issued through a separate account through which variable life insurance contracts are being issued. See NAIC Model Regulation Commentary, Section 6.

22 See, e.g., NAIC Model Regulation, Section 6(D)(3) (permitting investment in underlying fund without limits on mixed or shared funding).

23 See NAIC Model Regulation, Section 2 (definition of “variable life insurance policy”).

Company will be required to withdraw its separate account investments in the relevant Insurance Fund. This requirement will be provided for in the Participation Agreement that will be entered into by Participating Insurance Companies with the relevant Insurance Fund.
Rules 6e-2(b)(15) and 6e-3(T)(b)(15) give the Participating Insurance Company the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This right derives from the authority of state insurance regulators over VLI Accounts and VA Accounts. Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items. Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such Contract owners. The potential for disagreement is limited by the requirements in Rules 6e-2 and 6e-3(T) that the Participating Insurance Company’s disregard of voting instructions be reasonable and based on specific good faith determinations.
A particular Participating Insurance Company’s disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners. The Participating Insurance Company’s action possibly could be different than the determination of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating Insurance Company’s judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the relevant Insurance Fund’s election, to withdraw its VLI Accounts’ and VA Accounts’ investments in the relevant Insurance Fund. No charge or penalty will be imposed as a result of such withdrawal. This requirement will be provided for in the Participation Agreement entered into by the Participating Insurance Companies with the relevant Insurance Fund.

There is no reason why the investment policies of an Insurance Fund would or should be materially different from what these policies would or should be if the Insurance Fund supported only VA Accounts or VLI Accounts, whether flexible premium or scheduled premium VLI Contrasts. Each type of insurance contract is designed as a long-term investment program.
Each Insurance Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract. There is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different VLI Accounts and VA Accounts. The sale of Variable Contracts and ultimate success of all VA Accounts and VLI Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.
Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each “pool” of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. An Insurance Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Permitting mixed and shared funding will provide economic support for the continuation of the Insurance Funds. Mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional Insurance Funds serving diverse goals.
2.	Plans and Other Eligible 817(h) Purchasers
Applicants do not believe that the sale of the shares to Plans will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners and Plan participants.
(1)	Section 817(h) of the Code
Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Plans, VA Accounts, and VLI Accounts all invest in the same Insurance Fund. Section 817(h) of the Code is the culmination of a series of Revenue Rulings aimed at the control of investments by owners of Variable Contracts. Section 817(h) is the only Section of the Code that discusses insurance company separate accounts. Treasury Regulation 1.817-5(f)(3)(iii), which establishes the diversification requirements for underlying funds, specifically permits, among other things, “qualified pension or retirement plans,” and separate accounts to invest in the same underlying fund. For this reason, Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder, present any inherent conflicts of interest if Plans, VLI Accounts, and VA Accounts all invest in the same Insurance Fund.
(2)	Tax Treatment of Distributions
Applicants note that, while there are differences in the manner in which distributions from VLI Accounts and Plans are taxed, these differences have no impact on the Insurance Funds. When distributions are to be made, and a VLI Account or Plan is unable to net purchase payments to make distributions, the VLI Account or Plan will redeem shares of the relevant Insurance Fund at its net asset values in conformity with Rule 22c-l under the Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Participating Insurance Company will then make distributions in accordance with the terms of its VLI Contract and a Plan will then make distributions in accordance with the terms of the Plan.
(3)	Voting Rights
Applicants considered whether it is possible to provide an equitable means of giving voting rights to VLI Contract owners and Plans. In connection with any meeting of Insurance Fund shareholders, the Insurance Fund’s transfer agent will inform each Participating Insurance Company and other Eligible 817(h) Purchaser of their share holdings and provide other information necessary for such shareholders to participate in the meeting (e.g., proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts as required by either Rules 6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the Act, as applicable, and its Participation Agreement with the relevant Insurance Fund. Shares held by a Participating Insurance Company general account will be voted by the Participating Insurance Company in the same proportion of shares for which it receives voting instructions from its Variable Contract owners. Shares held by Plans will be voted in accordance with applicable law. The voting rights provided to Plans with respect to the shares would be no different from the voting rights that are provided to Plans with respect to shares of mutual funds sold to the general public. Furthermore, if a material irreconcilable conflict arises because of a Plan’s decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the relevant Insurance Fund, to withdraw its investment in the Insurance Fund, and no charge or penalty will be imposed as a result of such withdrawal.
(4)	Senior Securities
Applicants do not believe that the ability of an Insurance Fund to sell its shares to its investment adviser (or an affiliated person of the adviser), to Plans, or to the general account of a Participating Insurance Company gives rise to a senior security. “Senior Security” is defined in Section 18(g) of the Act to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As noted above, regardless of the rights and benefits of participants under Plans and owners of VLI Contracts, VLI Accounts, VA Accounts, Participating Insurance Companies, Plans, and investment advisers (or their affiliates), only have, or will only have, rights with respect to their respective shares of an Insurance Fund. These parties can only redeem such shares at net asset value. No shareholder of an Insurance Fund has any preference over any other shareholder with respect to distribution of assets or payment of dividends.
(5)	The Veto Power of State Insurance Commissioners
Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Insurance Fund investment objectives approved by owners of VLI Contracts creates conflicts between the interests of such owners and the interests of Plan participants. Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.
Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of an Insurance Fund held by their VLI Accounts, the Plans and the participants in participant-directed Plans can make decisions quickly and redeem their shares in a Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Plans, hold cash pending suitable investment. As a result, conflicts between the interests of VLI Contract owners and the interests of Plans and Plan participants can usually be resolved quickly since the Plans can, on their own, redeem their Insurance Fund shares.
(6)	Potential Future Conflicts Arising from Tax Law Changes
Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of VLI Contract owners (or, for that matter, VA Contract owners) and Plan participants from future changes in the federal tax laws than that which already exists between VLI Contract owners and VA Contract owners.

Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to this Application. Applicants believe that the discussion contained herein demonstrates that the sale of Insurance Fund shares to Plans trustees would not increase the risk of material irreconcilable conflicts between the interests of Plan participants and VLI Contract owners or other investors. Further, Applicants submit that the use of the Insurance Funds with respect to Plans is not substantially dissimilar from each Insurance Fund’s anticipated use, in that Plans, like VLI Accounts, are generally long-term investors.
D.	Fund Operations
Applicants assert that permitting an Insurance Fund to sell its shares to its investment adviser (or the adviser’s affiliates) or to the general account of a Participating Insurance Company will enhance management of each Insurance Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.
A potential source of initial capital is an Insurance Fund’s investment adviser or a Participating Insurance Company. Either of these parties may have an interest in making a capital investment and in assisting an Insurance Fund in its organization. However, provision of capital or the purchase of shares in connection with the management of an Insurance Fund by its investment adviser or by a Participating Insurance Company may be deemed to violate the exclusivity requirement of Rule 6e-2(b)(15) and/or Rule 6e-3(T)(b)(15).
Given the conditions of Treasury Regulation 1.817-5(f)(3) and the harmony of interest between an Insurance Fund, on the one hand, and its investment adviser (or affiliates) or a Participating Insurance Company, on the other, Applicants assert that little incentive for overreaching exists. Furthermore, such investment should not implicate the concerns discussed above regarding the creation of material irreconcilable conflicts. Instead, permitting investments by an investment adviser (or its affiliates), or by general accounts of Participating Insurance Companies, will permit the orderly and efficient creation and operation of an Insurance Fund, and reduce the expense and uncertainty of using outside parties at the early stages of the Insurance Fund’s operations.
E.	General Grounds for Relief
Various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurers’ lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurance companies as investment experts. In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Use of an Insurance Fund as a common investment vehicle for VLI Accounts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to owners of VLI Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying funds.
Participating Insurance Companies will benefit not only from the investment and administrative expertise of NYLIM and its affiliates, but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Mixed and shared funding also would permit a greater amount of assets available for investment by an Insurance Fund, thereby promoting economies of scale, by permitting increased safety through greater diversification, or by making the addition of new Insurance Funds more feasible. Therefore, making the Insurance Funds available for mixed and shared funding will encourage more insurance companies to offer VLI Accounts. This should result in increased competition with respect to both VLI Account design and pricing, which can in turn be expected to result in more product variety. Applicants also assert that sale of shares in an Insurance Fund to Plans, in addition to VLI Accounts and VA Accounts, will result in an increased amount of assets available for investment in an Insurance Fund. This may benefit VLI

Account owners by promoting economies of scale, permitting increased safety of investments through greater diversification, and making the addition of new Insurance Funds more feasible. Applicants also submit that, regardless of the type of shareholder in an Insurance Fund, its investment adviser (and the adviser’s affiliates) are or would be contractually and otherwise obligated to manage the Insurance Fund solely and exclusively in accordance with that Fund’s investment objectives, policies and restrictions, as well as any guidelines established by the its board of directors or trustees (a “Board”). Thus, each Insurance Fund will be managed in the same manner as any other mutual fund.
Applicants see no significant legal impediment to permitting mixed funding, extended mixed funding and shared funding. VLI Accounts historically have been employed to accumulate shares of mutual funds that are not affiliated with the depositor or sponsor of the VLI Account. In particular, Applicants assert that sales of Insurance Fund shares to Eligible 817(h) Purchasers, as described above, will not have any adverse federal income tax consequences to other investors in such a Fund.
In addition, Applicants note that the Commission has issued numerous orders permitting mixed funding, extended mixed funding and shared funding.24 Therefore, granting the exemptions requested herein is in the public interest and, as discussed above, will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the Act or Rules 6e-2 or 6e-3(T) thereunder.

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24 See, e.g., Financial Investors Variable Insurance Trust et al., Inv. Co. Act Rel. No. 27965 (Sept. 4, 2007) (notice), Inv. Co. Act. Rel. No. 27999 (Sept. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act. Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust et al., Inv. Co. Act. Rel. No. 27886 (July 16, 2007) (notice), Inv Co. Act. Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc. et al., Inv. Co. Act. Rel. No. 27852 (June 18, 2007) (notice), Inv Co. Act. Rel. No. 27887 (July 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 22, 2006) (notice), Inv. Co. Act Rel. No. 27422 (July 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); Hartford Capital Appreciation HLS Fund, Inc., et al., Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

V.	CONDITIONS FOR RELIEF
Applicants agree that the Commission order requested herein shall be subject to the following conditions which shall apply to the Fund and any future trusts:
1.           A majority of the Board of each Insurance Fund will consist of persons who are not “interested persons” of the Insurance Fund, as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board, (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies, or (c) for such longer period as the Commission may prescribe by order upon application, or by future rule.
2.           The Board of each Insurance Fund will monitor the Insurance Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Plans investing in the Insurance Fund, and determine what action, if any, should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority, (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities, (c) an administrative or judicial decision in any relevant proceeding, (d) the manner in which the investments of the Insurance Fund are being managed, (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Plans or Plan participants, (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Plan to disregard the voting instructions of Plan participants.

3.           Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of general account assets in an Insurance Fund), an adviser and its affiliates, and any Plan that executes a Participation Agreement upon its becoming an owner of 10% or more of the net assets of an Insurance Fund (collectively, “Participants”) will report any potential or existing conflicts to the Board of the Insurance Fund.  Net assets of an Insurance Fund will be defined and calculated in accordance with the prospectus and as reflected in the financial statements of the Insurance Fund.  Each Participant will be responsible for assisting the Board in carrying out the Board’s responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each Plan to inform the Board whenever it has determined to disregard Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with an Insurance Fund, and these responsibilities will be carried out with a view only to the interests of the Variable Contract owners. The responsibility to report such information and conflicts, and to assist the Board, also will be contractual obligations of all Plans under their Participation Agreement with an Insurance Fund, and such agreements will provide that these responsibilities will be carried out with a view only to the interests of Plan participants.
4.           If it is determined by a majority of the Board of an Insurance Fund, or a majority of the disinterested directors/trustees of such Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors/trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the Insurance Fund and reinvesting such assets in a different investment vehicle including another Insurance Fund, (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., VA Contract owners or VLI Contact owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change, (c) withdrawing the assets allocable to some or all of the Plans from the affected Insurance Fund and reinvesting them in a different investment medium, and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Insurance Fund, to withdraw such Participating Insurance Company’s VA Account and VLI Account investments in the Insurance Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Plan’s decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the Insurance Fund, to withdraw its investment in the Insurance Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their Participation Agreement with an Insurance Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Plan participants.

For purposes of this Condition 4, a majority of the disinterested directors/trustees of the Board of each Insurance Fund will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Insurance Fund or its investment adviser be required to establish a new funding vehicle for any Variable Contract or Plan. No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Plan will be required by this Condition 4 to establish a new funding vehicle for the Plan if: (a) a majority of the Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Plan, the Plan trustee makes such decision without a Plan participant vote.
5.           The Board of each Insurance Fund’s determination of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.
6.           Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Contracts are issued through registered VLI Accounts or registered VA Accounts for as long as required by the Act as interpreted by the Commission. However, as to Variable Contracts issued through VA Accounts or VLI Accounts not registered as investment companies under the Act, pass-through voting privileges will be extended to owners of such Contracts to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Insurance Fund held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that each of their VLI and VA Accounts investing in an Insurance Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Fund.
The obligation to calculate voting privileges as provided in this Application shall be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with the Insurance Fund. Each Participating Insurance Company will vote shares of each Insurance Fund held in its VLI or VA Accounts for which no timely voting instructions are received, as well as shares held by its general account or otherwise attributed to it, in the same proportion as those shares for which voting instructions are received. Each Plan will vote as required by applicable law, governing Plan documents and as provided in this application.
7.           As long as the Act requires pass-through voting privileges to be provided to Variable Contract owners or the Commission interprets the Act to require the same, an Insurance Fund investment adviser (or its affiliates) or any general account will vote their shares of the Insurance Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such an investment adviser (or affiliates) shall vote its shares in such other manner as may be required by the Commission or its staff.
8.           Each Insurance Fund will comply with all provisions of the Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares), and, in particular, the Insurance Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the Act not to require such meetings) or comply with Section 16(c) of the Act (although each Insurance Fund is not, or will not be, one of those trusts of the type described in Section 16(c) of the Act), as well as with Section 16(a) of the Act and, if and when applicable, Section 16(b) of the Act. Further, each Insurance Fund will act in accordance with the Commission’s interpretations of the requirements of Section 16(a) with respect to periodic elections of directors/trustees and with whatever rules the Commission may promulgate thereto.

9.           An Insurance Fund will make its shares available to the VLI Accounts, VA Accounts, and Plans at or about the time it accepts any capital from its investment adviser (or affiliates) or from a general account of a Participating Insurance Company.
10.         Each Insurance Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Plan documents. Each Insurance Fund will disclose, in its prospectus that: (a) shares of the Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Plans, (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Insurance Fund and the interests of Plan participants investing in the Insurance Fund, if applicable, may conflict, and (c) the Insurance Fund’s Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.
11.         If and to the extent Rule 6e-2 and Rule 6e-3(T) under the Act are amended, or Rule 6e-3 under the Act is adopted, to provide exemptive relief from any provision of the Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this Application, then each Insurance Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.
12.         Each Participant, at least annually, shall submit to the Board of each Insurance Fund such reports, materials or data as the Board reasonably may request so that the directors/trustees of the Board may fully carry out the obligations imposed upon the Board by the conditions contained in this Application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board of an Insurance Fund. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their Participation Agreement with the Insurance Fund.
13.           All reports of potential or existing conflicts received by the Board of each Insurance Fund, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.
14.           Each Insurance Fund will not accept a purchase order from a Plan if such purchase would make the Plan an owner of 10 percent or more of the net assets of the Insurance Fund unless the Plan executes an agreement with the Insurance Fund governing participation in the Insurance Fund that includes the conditions set forth herein to the extent applicable. A Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.
15.           Each Insurance Fund will make its shares available through an Account at or about the same time that the Insurance Fund receives any seed money from the general account of a Participating Insurance Company.
VI.	CONCLUSION
Applicants request that the Commission issue an order pursuant to Section 6(c) of the Act granting exemptions from:
Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act, and Rule 6e-2(b)(15) thereunder, to the extent necessary to permit a scheduled premium VLI Account to hold shares of Insurance Funds when one or more of the following types of investors also hold shares of the Insurance Funds: (1) VA Accounts, (2) VLI Accounts supporting flexible premium VLI Contracts, (3) VA Accounts or VLI Accounts of Participating Insurance Companies that are not affiliated persons of the depositor of the scheduled premium VLI Account, (4) general accounts of Participating Insurance Companies, (5) investment advisers (or affiliated persons of an investment adviser) of an Insurance Fund, or (6) Plans; and Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rule 6e-3(T)(b)(15) (and any comparable permanent rule) thereunder, to the extent necessary to permit a flexible premium VLI Account to hold shares of Insurance Funds when one or more of the following types of investors also hold shares of the Insurance Funds:  (1) VA Accounts or VLI Accounts of Participating Insurance Companies that are not affiliated persons of the depositor of the flexible premium VLI Account, (2) general accounts of Participating Insurance Companies, (3) investment advisers (or affiliated persons of an investment adviser) of an Insurance Fund, or (4) Plans.
For all of the reasons explained above, Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
VII.	COMMUNICATIONS
Please address all communications concerning this application and the Notice and Order to:
Marguerite E. H. Morrison
New York Life Investment Management LLC
51 Madison Avenue
New York, New York 10010

Please address any questions concerning this application and a copy of any communications, Notice and Order to:

Christopher E. Palmer
Andrew B. Kales
Goodwin Procter LLP
901 New York Avenue, NW
Washington, D.C. 20001

VIII.	AUTHORIZATIONS
All requirements of the Articles of Incorporation and By-Laws of the Applicants have been complied with in connection with the execution and filing of this application for an Order. A copy of the resolutions adopted by the Fund’s Board of Directors that authorizes the filing of this application is attached as Exhibit A-1 to the application. A copy of the resolutions adopted by NYLIM’s Sole Member that authorizes the filing of this application is attached as Exhibit A-2 to this application. Accordingly, the persons signing this application have been fully authorized to do so.

MainStay VP Series Fund, Inc. has caused this application to be duly signed on its behalf in the State of New Jersey on the 12th day of February, 2009.

MAINSTAY VP SERIES FUND, INC.

By:	/s/ Stephen P. Fisher
Stephen P. Fisher
President

VERIFICATION
The undersigned states that he has duly executed the attached application dated February 12, 2009, for and on behalf of MainStay VP Series Fund, Inc.; that he is President of MainStay VP Series Fund, Inc.; that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

/s/ Stephen P. Fisher
Stephen P. Fisher
President

New York Life Investment Management LLC has caused this application to be du1y signed on its behalf in the State of New Jersey on the 12th day of February, 2009.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Barry A. Schub
Barry A. Schub
Executive Vice President

VERIFICATION
The undersigned states that he has duly executed the attached application dated February 12, 2009, for and on behalf of New York Life Investment Management LLC; that he is Executive Vice President of New York Life Investment Management LLC; and that all action by the sole member of New York Life Investment Management LLC to authorize the undersigned to execute and file this application has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

/s/ Barry A. Schub
Barry A. Schub
Executive Vice President

EXHIBIT INDEX

EXHIBIT A-1	MainStay VP Series Fund, Inc. Board Resolution

EXHIBIT A-2	New York Life Investment Management LLC Member Action and Written Consent

Exhibit A-1

MainStay VP Series Fund, Inc. Board Resolution

See attached.

MAINSTAY VP SERIES FUND, INC.

ASSISTANT SECRETARY’S CERTIFICATE

I, the undersigned Assistant Secretary of MainStay VP Series Fund, Inc. (“Fund”), hereby certify that the following resolutions were adopted by the Board of Directors at a meeting held on March 3, 2008, and are currently in effect.

RESOLVED, that the Board of Directors of MainStay VP Series Fund, Inc. (the “Fund”) hereby approves the filing by the Fund with the Securities and Exchange Commission (“SEC”) an application for an order granting such exemptions from among others, Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940 and Rules 6e-2 and 6e-3(T) thereunder to permit the Fund to sell its shares to affiliated and unaffiliated life insurance companies, qualified plans, and the Fund’s advisers and its affiliates, substantially in the form presented to the Board with such changes as the officers may deem appropriate (the “Application”), subject to review by Fund counsel; and it is

FURTHER RESOLVED, that the officers of the Fund are hereby authorized, in the name and on behalf of the Fund, to prepare, execute and file with the SEC the Application and one or more amendments to the Application, including but not limited to any changes in response to comments from the SEC or its staff, subject to review by Fund counsel; and it is

FURTHER RESOLVED, that the officers of the Fund are hereby authorized and directed to take any and all actions deemed necessary or appropriate to carry out the purposes and intent of the foregoing resolutions.

IN WITNESS WHEREOF I have subscribed my signature to this Certificate as of the 12th day of February, 2009.

/s/ Thomas Lynch
Thomas Lynch
Assistant Secretary

Exhibit A-2

New York Life Investment Management LLC Member Action and Written Consent

See attached.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

ASSISTANT SECRETARY’S CERTIFICATE

I, the undersigned Assistant Secretary of New York Life Investment Management LLC (“Company”), hereby certify that the following resolutions were adopted by Action and Written Consent of the Sole Member, and are currently in effect.

RESOLVED, that the proper officers of New York Life Investment Management LLC (“NYLIM”), be, and they hereby are, authorized and directed, with such assistance from counsel or others as may be required, to prepare and to file, on behalf of MainStay VP Series Fund, Inc. (the “Fund”), an application requesting an order of the Securities and Exchange Commission seeking such exemptions from, among others, Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rules 6e-2 and 6e-3(T) under the 1940 Act, as are determined by such officers of NYLIM to be necessary or appropriate to permit the Fund to sell its shares to affiliated and unaffiliated life insurance companies, qualified plans and the Fund’s advisers and its affiliates; and be it

FURTHER RESOLVED, that said application shall be executed by or on behalf of NYLIM by one or more of its officers, and that the proper officers of NYLIM are hereby authorized to take any and all further actions and to pay any fees and costs that may be necessary or appropriate to effectuate the foregoing resolution.

IN WITNESS WHEREOF I have subscribed my signature to this Certificate as of the 12th day of February, 2009.

/s/ Maureen R. Sferas
Maureen R. Sferas
Assistant Secretary

ACTION AND WRITTEN CONSENT OF THE SOLE MEMBER

OF

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

The undersigned, New York Life Investment Management Holdings LLC, being the sole member of New York Life Investment Management LLC, a Delaware limited liability company, pursuant to Section 18-302(d) of the Delaware Limited Liability Company Act, does hereby take the actions and adopt the resolutions hereinafter set forth by written consent in lieu of a meeting:

RESOLVED, that the proper officers of New York Life Investment Management LLC (“NYLIM”), be, and they hereby are, authorized and directed, with such assistance from counsel or others as may be required, to prepare and to file, on behalf of MainStay VP Series Fund, Inc. (the “Fund”), an application requesting an order of the Securities and Exchange Commission seeking such exemptions from, among others, Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rules 6e-2 and 6e-3(T) under the 1940 Act, as are determined by such officers of NYLIM to be necessary or appropriate to permit the Fund to sell its shares to affiliated and unaffiliated life insurance companies, qualified plans and the Fund’s advisers and its affiliates; and be it

FURTHER RESOLVED, that said application shall be executed by or on behalf of NYLIM by one or more of its officers, and that the proper officers of NYLIM are hereby authorized to take any and all further actions and to pay any fees and costs that may be necessary or appropriate to effectuate the foregoing resolution.

IN WITNESS WHEREOF, the undersigned has executed this written consent on April 3, 2008.

NEW YORK LIFE INVESTMENT
MANAGEMENT HOLDINGS LLC

By:   /s/ Robert A. Anselmi
Name: Robert A. Anselmi
Title:   Vice Chairman